4Q 2017 Earnings Conference Call NYSE: INXN 7 March 2018 Exhibit 99.2

This document includes forward-looking statements. All statements other than statements of historical fact included in this document regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; plans for the construction of new data centres; our possible or assumed future results of operations; research and development, capital expenditure and investment plans; adequacy of capital; and financing plans. The words “aim,” “may,” “will,” “expect,” “anticipate,” “believe,” “future,” “continue,” “help,” “estimate,” “plan,” “schedule,” “intend,” “should,” “shall” or the negative or other variations thereof as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements. In addition, this document includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, among other things: operating expenses cannot be easily reduced in the short term; inability to utilise the capacity of newly planned data centres and data centre expansions; significant competition; cost and supply of electrical power; data centre industry over-capacity; and performance under service level agreements. All forward-looking statements included in this document are based on information available to us on the date of this document. The Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this document. This document contains references to certain non-IFRS financial measures, such as Adjusted EBITDA, Recurring revenue, Adjusted net income and Adjusted diluted earnings per share. For definitions of these measures and a reconciliation of these measures to the nearest IFRS-measure, please refer to the appendix. The non-IFRS measure Revenue growth on an organic constant currency basis is reconciled in the footnotes within this document. Certain financial and other information presented in this document has not been audited or reviewed by our independent auditors. Certain numerical, financial data, other amounts and percentages in this document may not sum due to rounding. In addition, certain figures in this document have been rounded to the nearest whole number. Our financial statements and results of operations presented herein include the financial results for Interxion Science Park, however equipped space, revenue generation space and other metrics derived from these measures exclude Interxion Science Park, which was acquired on 24 February 2017.  We intend to include Interxion Science Park in equipped space, revenue generation space and other metrics derived from these measures within earnings materials for periods commencing on and after 1 January 2018. Disclaimer

Strategic & Operational Highlights David Ruberg – Chief Executive Officer

Financial Execution Total revenue grew 16% Y/Y 15% Y/Y organic constant currency(1) Recurring revenue grew 16% Y/Y Adjusted EBITDA grew 16% Y/Y Adjusted EBITDA margin at 45.2% Capital expenditure of €256 million including intangibles(2) Operational Execution Added 11,700 sqm of new equipped space(2) Opened 4 new data centres Opened expansions in 7 countries Land bank expanded in Frankfurt and Amsterdam Acquired Interxion Science Park Revenue generating space up 14% Y/Y(2) Installed 12,600 sqm of new revenue generating space(2) Utilisation rate at 81%(2) FY 2017 Performance Strong Execution and Broad-Based Demand Drives 16% YOY Revenue Growth Organic constant currency revenue growth represents total revenue growth adjusted for: + 1% FX impact and (2%) inorganic revenue from Interxion Science Park. Excludes Interxion Science Park.

4Q Revenue €129.9 million Grew 18% Y/Y and 4% Q/Q 4Q Recurring revenue €123.4 million Grew 19% Y/Y and 5% Q/Q 95% of total revenue 4Q Adjusted EBITDA €59.1 million Grew 20% Y/Y and 5% Q/Q 4Q Adjusted EBITDA margin 45.5% 4Q 2017 Financial Highlights Adjusted EBITDA & Margin (€ millions) 45.1% 45.5% Margin 44.6% Revenue (€ millions) Non- recurring revenue Recurring revenue 19% Recurring Revenue Growth and 20% Adjusted EBITDA Growth Y/Y in 4Q 2017 110.5 113.9 45.0% 120.8 45.1% 124.6 129.9

Equipped space of 122,500 sqm 3,600 sqm added in the quarter Equipped space grew by 11% in 2017 Revenue generating space of 99,800 sqm 2,700 sqm installed in the quarter Revenue generating space grew by 14% in 2017 Utilisation rate of 81% Cross connect conversion project largely completed 4Q 2017 Operational Highlights(1) Equipped & Revenue Generating Space (1,000’s sqm) Available Equipped space Revenue generating space 81% 81% 79% Utilisation 79% 110.8 14% Growth in Revenue Generating Space Y/Y with Sustained High Utilisation 114.1 82% All figures exclude Interxion Science Park. 117.0 118.9 122.5 interxion

Expanding Facilities To Support Customer Demand

- Expansion projects in all 11 countries
- Completed expansions in 4Q17:
  - FRA11: ~2,400 sqm
  - ZUR1: ~700 sqm
  - VIE2: ~300 sqm
  - STO5: ~200 sqm
- Expansions totaling over 30,000 sqm scheduled to open in 2018 and 2019
  - Expands capacity by over 25%
  - Strong pre-sales provide revenue visibility
- New expansion announcement:
  - PAR7: ~500 sqm

Announced Expansion Projects with Target Open Dates after 1 Oct 2017(1)

Market	Data Centre	Project	Project CapEx (€ millions)	Equipped Space (sqm)		Remaining Schedule
				Project	Opened (1)	
Amsterdam	AMS8	Phases 3-6	63	5,300	0	4Q18 – 1Q19
Brussels	BRU2	New DC	3	1,000	0	1Q18
Copenhagen	CPH2	Phases 3 – 5	18	1,500	0	2Q18 – 1Q19
Dublin	DUB3	Phases 3-4	17	1,200	0	3Q18
Frankfurt	FRA11	Phases 1-4 New Build	95	4,800	2,400	4Q17 – 2Q18
Frankfurt	FRA13	Phases 1-2 New Build	90	4,900	0	4Q18-1Q19
London	LON3	New Build	35	1,800	0	3Q18
Madrid	MAD3	New Build	44	2,500	0	2Q19
Marseille	MRS2	Phases 2 – 3	47	2,600	0	2Q18 – 2Q19
Paris	PAR7.2	Phase B (cont.)-C	47	2,500	0	2Q18 - 1Q19
Stockholm	STO5	Phases 1 (cont.) – 3	23	1,400	200	4Q17 – 1Q19
Vienna	VIE2	Phases 7-9	94	3,600	300	4Q17 – 3Q19
Zurich	ZUR1	Phase 4	2	700	700	4Q17

Note: Totals may not add due to rounding.
(1) As of 7 March 2018. Capex and Equipped Space are approximate and may change. Capex reflects the total spend for the listed project at full power and capacity and the amounts shown in the table above may be invested over the duration of more than one fiscal year.

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Communities Of Interest Deliver Significant Customer Value 11% 10% 10% Connectivity Providers Cloud Providers Systems Integrators Financial Services Digital Media / CDNs Enterprises 8% 32% 30% Data / End-user applications Platforms Note: Totals may not add to 100% due to rounding. Excludes Interxion Science Park.

Financial Highlights Richard Rowson – Interim Chief Financial Officer

interxion

4Q 2017 Results

€ millions (except per share amounts)	4Q 2016	3Q 2017	4Q 2017	4Q 2017 vs. 4Q 2016	4Q 2017 vs. 3Q 2017
Recurring revenue(1)	103.4	117.4	**123.4**	19%	5%
Non-recurring revenue(1)	7.1	7.3	**6.5**	(8%)	(11%)
Revenue	110.5	124.6	**129.9**	18%	4%
Gross profit	67.5	75.0	**81.0**	20%	8%
Gross profit margin	61.1%	60.2%	**62.4%**	130 bps	220 bps
Adjusted EBITDA(1)	49.3	56.2	**59.1**	20%	5%
Adjusted EBITDA(1) margin	44.6%	45.1%	**45.5%**	90 bps	40 bps
Net income	10.0	10.1	**11.0**	9%	9%
EPS (diluted)	€0.14	€0.14	**€0.15**	9%	9%
Adjusted net income(1)	9.0	10.7	**11.9**	33%	12%
Adjusted EPS (diluted)(1)	€0.13	€0.15	**€0.17**	32%	11%

- Revenue grew 18% Y/Y and 4% Q/Q
  - Revenue on an organic constant currency(2) basis grew 17% Y/Y and 4% Q/Q
  - GBP approximately 9% of 4Q 2017 total revenue
- Gross profit grew 20% Y/Y and 8% Q/Q
- Gross profit margins grew to 62.4%, up 130 bps Y/Y
- Adjusted EBITDA grew 20% Y/Y and 5% Q/Q
- Adjusted EBITDA margins grew to 45.5%, up 90 bps Y/Y
- Recurring ARPU(3) was €411

(1) Recurring revenue, Non-recurring revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, and Adjusted earnings per share (diluted) are non-IFRS figures intended to adjust for certain items. Full definitions can be found in the "Definitions" section of this presentation. Reconciliations of Adjusted EBITDA and Adjusted net income to Net income can be found in the financial tables later in the appendix of this presentation.

(2) Organic constant currency revenue growth represents total revenue growth Y/Y adjusted for: 0.7% FX impact and (1.8%) inorganic revenue from Interxion Science Park. Organic constant currency revenue growth Q/Q represents total revenue growth adjusted for: 0.2% FX impact , and 0% inorganic contribution. Totals may not add due to rounding.

(3) Recurring ARPU excludes Interxion Science Park.

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4Q 2017 Reporting Segment Analysis Revenue grew 12% Y/Y, 1% Q/Q 14% Y/Y and 2% Q/Q constant currency Recurring revenue grew 12% Y/Y, 2% Q/Q Adjusted EBITDA grew 15% Y/Y, 1% Q/Q Strength in Austria, Denmark, and Sweden Note: Analysis excludes “Corporate & Other” segment. Totals may not add due to rounding. Big 4: Organic constant currency revenue growth Y/Y represents total revenue growth adjusted for: + 0.4% FX impact and (2.8%) inorganic revenue from Interxion Science Park. Organic constant currency revenue growth Q/Q represents total revenue growth adjusted for 0.2% FX impact and 0% inorganic contribution. ROE: Constant currency revenue growth Y/Y represents total revenue growth adjusted for: + 1.4% FX impact. Constant currency revenue growth Q/Q represents total revenue growth adjusted for 0.8% FX impact. Revenue grew 21% Y/Y, 6% Q/Q 18% Y/Y and 6% Q/Q organic constant currency Recurring revenue grew 23% Y/Y, 7% Q/Q Adjusted EBITDA grew 26% Y/Y, 11% Q/Q Strength in France and Germany Revenue Adjusted EBITDA Adjusted EBITDA margin (€ millions) 53.9% 54.7% 54.7% 57.5% 58.3% 57.3% France, Germany, Netherlands & UK 53.7% 59.1% 56.2% 58.8% Rest of Europe (1) (2) Strong Revenue and Adjusted EBITDA Growth in the Big 4

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2017 FY Results

€ millions (except per share amounts)	2016	2017	2017 vs. 2016
Recurring revenue[(1)]	400.0	**462.5**	16%
Non-recurring revenue[(1)]	21.8	**26.8**	23%
Revenue	421.8	**489.3**	16%
Gross profit	259.2	**298.8**	15%
Gross profit margin	61.5%	**61.1%**	(40) bps
Adjusted EBITDA[(1)]	190.9	**221.0**	16%
Adjusted EBITDA[(1)] margin	45.3%	**45.2%**	(10) bps
Net income	39.9	**42.2**	6%
EPS (diluted)	€0.56	**€0.59**	5%
Adjusted net income[(1)]	36.6	**43.4**	19%
Adjusted EPS (diluted)[(1)]	€0.51	**€0.61**	18%

- Revenue grew 16% Y/Y
  - Organic constant currency revenue grew 15% Y/Y[(2)]
- Gross profit grew 15% Y/Y
- Gross profit margins at 61.1%, down 40bps Y/Y
- Adjusted EBITDA grew 16% Y/Y
- Adjusted EBITDA margins at 45.2%, down 10 bps Y/Y
- Net income growth impacted by increased depreciation and finance expense

(1) Recurring revenue, Non-recurring revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, and Adjusted earnings per share (diluted) are non-IFRS figures intended to adjust for certain items. Full definitions can be found on the "Definitions" section in this slide deck. Reconciliations of Adjusted EBITDA and Adjusted net income to Net income can be found in the financial tables later in the appendix of this slide deck.

(2) Organic constant currency revenue growth represents total revenue growth Y/Y adjusted for: +1.0% FX impact and (1.5%) inorganic revenue from Interxion Science Park.

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68% of capex invested in Big 4 88% of capex invested in discretionary expansion projects Maintenance & other capex constituted 5% of total revenue Expansion Driven Investments to Meet Customer Demand 75% 76% 78% 79% 81% Utilisation Allocating Expansion Capital to Meet Growing Demand Note: Totals may not add due to rounding Excludes the acquisition amounts of Interxion Science Park.

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Strong Balance Sheet

€ millions (except per share amounts)	31-Dec-17	31-Dec-16
Cash & Cash Equivalents	**38.5**	115.9
Total Borrowings[(1)]	**832.6**	735.0
Shareholders Equity	**596.7**	548.8
Total Capitalisation	**1,429.3**	1,283.8
Total Borrowings / Total Capitalisation	**58.3%**	57.3%
Gross Leverage Ratio[(2)]	**3.8x**	3.8x
Net Leverage Ratio[(3)]	**3.6x**	3.2x

- 5.3% blended cost of debt
- 4Q17 LTM Cash ROGIC 11%
- Leverage (pro forma for Interxion Science Park[(4)] acquisition):
  - 3.8x gross leverage
  - 3.6x net leverage
- €200 million of RCF capacity of which €100 million was drawn as of 31 December 2017[(5)]
- €225 million of additional bank financing committed[(6)]

Flexible Liquidity to Meet Growing Demand

(1) *Total Borrowings = 6.00% Senior Secured Notes due 2020 including premium on additional issue and are shown after deducting underwriting discounts and commissions, offering fees and expenses + Mortgages + Financial Leases + Revolving facilities borrowings + Other Borrowings – Revolving facility deferred financing costs.*
(2) *Gross Leverage Ratio = (6.00% Senior Secured Notes due 2020 at face value + Mortgages + Financial Leases + Revolving facilities borrowings + Other Borrowings) / LTM Adjusted EBITDA.*
(3) *Net Leverage Ratio = (6.00% Senior Secured Notes due 2020 at face value + Mortgages + Financial Leases + Revolving facilities balance + Other Borrowings – Cash & Cash Equivalents) / LTM Adjusted EBITDA.*
(4) *Fiscal year Adjusted EBITDA pro forma for Interxion Science Park.*
(5) *160 million drawn as of 7 March 2018*
(6) *As of 7 March 2018.*

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interxion

Disciplined Investments Drive Strong Returns


(€ millions)
Q4 2017 LTM Returns
1,027
379
256
(12)
244
24%
Investments (3)
Revenue
Gross Profit
Maintenance Capex
Annual Cash Return
68% margin

- 34 fully built-out data centres[1][2]
  - Space fully equipped
  - Some power upgrades yet to come
  - As of 1 January 2016
- 84,200 sqm of equipped space
- 82% utilisation
- 7% LTM constant currency recurring revenue growth
- 24% annual cash return

Attractive Cash Returns from Fully Built-Out Data Centres[1]

(1) *Fully built-out data centre: a data centre for which materially all equippable space is equipped as of 1 January 2016. However, note, future power upgrades can further increase the capacity of a fully built out data centre.*

(2) *34 fully built-out data centres as of 1 January 2016: AMS1, AMS3, AMS4, AMS5, AMS6, AMS7, BRU1, CPH1, DUB1, DUB 2, DUS1, FRA1, FRA2, FRA3, FRA4, FRA5, FRA6, FRA7, FRA8, FRA9, LON1, LON2, MAD1, MAD2, PAR1, PAR2, PAR3, PAR4, PAR5, PAR6, STO1, STO3, STO4 and VIE1.*

(3) *Represents total cumulative investments in Data Centre Assets, including freehold land and buildings, infrastructure and equipment, and Intangible assets including goodwill, as of 31 December 2017.*

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Business Commentary Outlook & Concluding Remarks David Ruberg – Chief Executive Officer

Adoption Time Connectivity Platforms Cloud Migration & Digital Transformation Global Cloud and Content Delivery Data Traffic Growth HYBRID CLOUD DATA EXPLOSION Enterprises Substantial Opportunity Ahead

Guidance for 2018 Revenue €553m – €569m Adjusted EBITDA(1) €250m – €260m Capital Expenditures €335m – €365m (1) Adjusted EBITDA is a non-IFRS figure intended to adjust for certain items. The definition of Adjusted EBITDA can be found on the “Definitions” section in this slide deck. Interxion does not provide an outlook for an IFRS profitability metric. Consequently, it is unable to reconcile the outlook for Adjusted EBITDA.

Questions & Answers

Appendix

A leading carrier & cloud neutral data centre operator across Europe Interxion Overview 49 Data Centres in Operation 13 Cities 11 Countries 700 Connectivity Providers 20+ Internet Exchanges 500+ Platform Providers 1,800+ Customers 700+ Employees Note: Figures as of 31 December 2017. Excludes Interxion Science Park except Data Centres in Operation.

Track Record Of Execution Note: Includes Interxion Science Park as of 24 Feb. 2017. CAGR calculated as 4Q17 vs. 1Q10. Big 4 % defined as percentage of total revenue from France, Germany, Netherlands, and UK reporting segment. Adjusted EBITDA margin calculated as Adjusted EBITDA divided by Revenue. CAGR(1) = 14% CAGR(1) = 17% Adjusted EBITDA Margin(3) 36% 39% 38% 38% 38% 39% 40% 42% 42% 41% 41% 43% 43% 43% 43% 43% 43% 43% 43% 43% 44% 44% 45% 45% 45% 46% 46% 45% 45% 45% 45% 46% Y/Y Growth 18% 19% 25% 23% 21% 19% 13% 16% 14% 13% 14% 13% 13% 13% 11% 7% 8% 9% 11% 15% 15% 14% 13% 12% 10% 9% 7% 10% 16% 18% 18% Big 4%(2) 60% 60% 60% 58% 60% 60% 59% 62% 61% 62% 62% 62% 63% 63% 62% 63% 63% 62% 63% 63% 63% 63% 65% 64% 64% 64% 65% 64% 65% 65% 66% 45 Consecutive Quarters of Revenue and Adjusted EBITDA Growth 120.8 54.3

Illustrative ARPU Development ARPU increases over time as IT workloads increase: Customers initially contract for space, connectivity and modest power reservation(1) As workloads increase, larger power reservation fees and cross-connects are required and energy consumption increases Revenue grows from space, cross-connects, power reservation and energy consumption over time As data centres fill with customers: Revenue mix initially tilted toward space As space becomes more fully utilised, revenue growth from power reservation and energy consumption can continue Power reservation is the fee for infrastructure power (cooling, power distribution, etc.). Customer ARPU Development Data Centre Recurring Revenue Development Power Reservation & Energy Consumption Cross-Connects Revenue Develops Over Time as Power Reservation and Energy Consumption Increase Space Installed

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Historical Financial Results

€ in millions (except as noted)	2015				2016				2017				2015	2016	2017
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	FY	FY	FY
Recurring revenue	87.1	90.3	92.8	95.1	97.2	99.3	100.0	103.4	108.3	113.4	117.4	123.4	365.2	400.0	462.5
Non-recurring revenue	5.4	5.2	5.2	5.6	4.8	4.7	5.3	7.1	5.7	7.4	7.3	6.5	21.4	21.8	26.8
Total revenue	**92.5**	**95.4**	**98.0**	**100.7**	**102.0**	**104.0**	**105.3**	**110.5**	**113.9**	**120.8**	**124.6**	**129.9**	**386.6**	**421.8**	**489.3**
Gross profit	**56.2**	**57.8**	**59.5**	**61.4**	**62.9**	**64.4**	**64.5**	**67.5**	**69.9**	**72.9**	**75.0**	**81.0**	**234.9**	**259.2**	**298.8**
Gross profit margin	*60.8%*	*60.5%*	*60.7%*	*61.1%*	*61.6%*	*61.9%*	*61.3%*	*61.1%*	*61.3%*	*60.3%*	*60.2%*	*62.4%*	*60.8%*	*61.5%*	*61.1%*
Adj EBITDA	**40.6**	**42.0**	**43.7**	**44.9**	**45.9**	**47.3**	**48.3**	**49.3**	**51.3**	**54.3**	**56.2**	**59.1**	**171.3**	**190.9**	**221.0**
Adj EBITDA margin	*43.9%*	*44.0%*	*44.6%*	*44.6%*	*45.0%*	*45.5%*	*45.9%*	*44.6%*	*45.1%*	*45.0%*	*45.1%*	*45.5%*	*44.3%*	*45.3%*	*45.2%*
Net profit / (loss)	**4.4**[1]	**21.6**[1]	**10.4**[1][2]	**12.1**[1]	**10.2**[1]	**9.2**[1]	**10.5**[1][2]	**10.0**[1]	**10.8**[1]	**10.3**[1]	**10.1**[1]	**11.0**[1]	**48.6**[1][2]	**39.9**[1][2]	**42.2**[1]
CapEx paid	**67.6**	**47.8**	**35.3**	**42.0**	**50.0**	**62.6**	**64.5**	**73.8**	**54.8**	**56.4**	**75.2**	**69.7**	**192.6**	**250.9**	**256.0**
Expansion / upgrade	64.2	44.3	30.4	36.9	45.3	56.3	58.8	68.2	49.0	46.0	69.7	60.2	175.7	228.8	224.8
Maintenance & other	1.1	2.6	3.0	3.6	2.1	4.4	2.2	4.5	4.0	7.4	4.0	7.0	10.4	13.2	22.4
Intangibles	2.3	0.9	1.9	1.5	2.6	1.9	3.5	1.0	1.8	3.0	1.4	2.5	6.5	8.9	8.8
Cash generated from operations	**34.2**[1]	**54.1**[1]	**43.0**[1]	**38.1**[1]	**50.4**[1]	**39.3**[1]	**43.5**[1]	**50.2**[1]	**63.0**[1]	**40.6**[1]	**55.2**[1]	**50.5**[1]	**169.4**[1]	**183.4**[1]	**209.0**[1]
Gross PP&E	**1,308.8**	**1,350.2**	**1,375.6**	**1,418.7**	**1,457.2**	**1,541.2**	**1,579.7**	**1,651.1**	**1.728.5**	**1,778.3**	**1,844.6**	**1,935.1**	**1,418.7**	**1,651.1**	**1,935.1**
Gross intangible assets	**30.5**	**33.6**	**35.1**	**34.6**	**36.5**	**38.1**	**43.2**	**42.3**	**113.3**	**114.8**	**114.9**	**117.0**	**34.6**	**42.3**	**117.0**
Gross Goodwill	–	–	–	–	–	–	–	–	**40.2**	**39.4**	**38.9**	**38.9**	–	–	**38.9**
LTM Cash ROGIC	**12%**	**12%**	**12%**	**12%**	**12%**	**11%**	**12%**	**11%**	**11%**	**11%**	**11%**	**11%**	**12%**	**11%**	**11%**

Note: Figures rounded to nearest net € 0.1 Million. Totals may not add due to rounding.

(1) Includes €6.9 million, €3.9 million, €0.5 million, €0.6 million, €0.2 million, €0.5 million, €0.9 million, €0.8 million, €0.8 million, €0.6 million, €1.6 million and €1.6 million of M&A transaction cost in 1Q15, 2Q15, 4Q15, 4Q15, 1Q16, 2Q16, 4Q16, 4Q16, 1Q17, 2Q17, 3Q17 and 4Q17, respectively; also includes € 20.9 million M&A transaction break fee income in 2Q15.

(2) Includes gain on sale of financial asset.

24

interxion

Historical Reporting Segment Financial Results

€ in millions (except as noted)	2015				2016				2017				2015	2016	2017
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	FY	FY	FY
Big 4															
Recurring revenue	55.0	57.3	59.5	60.9	62.3	63.8	63.8	66.2	70.0	74.2	76.6	81.6	232.6	256.0	302.3
Non-recurring revenue	3.6	3.0	3.8	3.9	3.3	2.6	3.1	4.8	3.4	4.7	4.3	3.9	14.3	13.8	16.3
Total revenue	**58.6**	**60.3**	**63.2**	**64.8**	**65.5**	**66.4**	**66.9**	**71.0**	**73.4**	**78.9**	**80.8**	**85.6**	**246.9**	**269.8**	**318.6**
Gross profit margin	*62.0%*	*62.6%*	*62.3%*	*62.0%*	*62.4%*	*63.4%*	*62.6%*	*62.0%*	61.9%	62.0%	61.0%	64.4%	*62.2%*	*62.6%*	*62.4%*
Adj EBITDA	**31.4**	**33.2**	**34.9**	**34.8**	**36.2**	**37.0**	**36.8**	**38.2**	**40.2**	**43.1**	**43.4**	**48.1**	**134.3**	**148.2**	**174.8**
Adj EBITDA margin	*53.5%*	*55.1%*	*55.2%*	*53.7%*	*55.2%*	*55.8%*	*55.0%*	*53.9%*	54.7%	54.7%	53.7%	56.2%	*54.4%*	*54.9%*	*54.9%*
Rest of Europe															
Recurring revenue	32.1	33.0	33.3	34.2	35.0	35.6	36.2	37.3	38.3	39.2	40.8	41.8	132.6	144.0	160.2
Non-recurring revenue	1.8	2.2	1.5	1.7	1.5	2.1	2.2	2.2	2.3	2.7	3.0	2.5	7.1	8.1	10.5
Total revenue	**33.9**	**35.1**	**34.8**	**35.9**	**36.5**	**37.6**	**38.4**	**39.5**	**40.6**	**42.0**	**43.8**	**44.3**	**139.6**	**152.0**	**170.7**
Gross profit margin	*64.6%*	*63.6%*	*64.3%*	*65.9%*	*66.9%*	*65.8%*	*65.2%*	*64.3%*	66.8%	65.2%	65.8%	66.7%	*64.6%*	*65.9%*	*66.1%*
Adj EBITDA	**19.0**	**19.3**	**19.8**	**20.8**	**21.5**	**21.6**	**22.4**	**22.7**	**23.7**	**24.0**	**25.9**	**26.1**	**78.9**	**88.2**	**99.7**
Adj EBITDA margin	*56.0%*	*55.1%*	*56.9%*	*57.9%*	*59.0%*	*57.3%*	*58.3%*	*57.5%*	58.3%	57.3%	59.1%	58.8%	*56.5%*	*58.0%*	*58.4%*
Corporate & Other															
Adj EBITDA	**(9.7)**	**(10.6)**	**(11.0)**	**(10.7)**	**(11.8)**	**(11.2)**	**(10.8)**	**(11.7)**	**(12.5)**	**(12.8)**	**(13.1)**	**(15.1)**	**(41.9)**	**(45.5)**	**(53.5)**

Note: Figures rounded to nearest net € 0.1 Million. Totals may not add due to rounding.

25

Historical Operating Metrics(1) Excludes acquisition of Interxion Science Park except for “Data centres in operation”. All figures at the end of the period, except as noted. Maximum equippable customer power includes the announced maximum equippable customer power from current and announced data centres as of the date of each quarter’s respective report. Utilisation as of the end of the reporting period. Space figures in square metres(2) Recurring ARPU in € Customer Power in MW(2) 2015 2016 2017 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q Equipped space 94,800 98,300 100,200 101,200 101,600 104,200 107,800 110,800 114,100 117,000 118,900 122,500 Equipped space added 1,300 3,500 1,900 1,000 400 2,600 3,600 3,000 3,300 2,900 1,900 3,600 Revenue generating space 74,000 77,100 78,000 79,100 80,400 81,600 84,100 87,200 89,800 95,000 97,100 99,800 RGS added 3,000 3,100 900 1,100 1,300 1,200 2,500 3,100 2,600 5,200 2,100 2,700 Recurring ARPU 400 398 399 403 406 409 402 403 405 403 401 411 Utilisation (%)(3) 78% 78% 78% 78% 79% 78% 78% 79% 79% 81% 82% 81% Equipped customer power 109 114 116 118 120 123 129 131 136 142 146 160 Maximum equippable customer power 153 154 177 179 178 178 187 187 195 203 223 225 Data centres in operation 39 40 40 41 41 42 42 44 45 45 48 49 interxion

Scheduled Equipped Space Additions[1]

Space figures in square metres[2]	2016				2017				2018E[3]				2019E[3]			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	*1QE*	*2QE*	*3QE*	*4QE*	*1QE*	*2QE*	*3QE*	*4QE*
Big 4																
France	–	–	800	500	1,600	1,500	100	–	–	*1,200*	–	–	*2,000*	*1,900*	–	–
Germany	1,200	1,800	2,400	–	–	–	1,100	2,400	–	*2,400*	–	*2,300*	*2,600*	–	–	–
Netherlands[4]	(700)	–	–	1,500	1,300	–	–	–	–	–	–	*2,600*	*2,600*	–	–	–
UK	–	–	–	–	–	–	–	–	–	–	*1,800*	–	–	–	–	–
Subtotal	**400**	**1,800**	**3,200**	**2,000**	**3,000**	**1,500**	**1,200**	**2,400**	–	***3,600***	***1,800***	***4,900***	***7,200***	***1,900***	–	–
Rest of Europe																
Austria	–	–	300	–	–	1,100	–	300	–	*700*	*600*	*300*	–	*700*	*1,000*	–
Belgium	–	–	–	–	–	–	–	–	*1,000*	–	–	–	–	–	–	–
Denmark	–	500	–	–	300	300	–	–	–	*900*	–	–	*600*	–	–	–
Ireland	–	–	–	1,200	–	–	–	–	–	–	*1,200*	–	–	–	–	–
Spain	–	–	–	–	–	–	–	–	–	–	–	–	–	*2,500*	–	–
Sweden	–	200	–	–	100	–	300	200	–	*400*	–	–	*800*	–	–	–
Switzerland	–	–	–	–	–	–	400	700	–	–	–	–	–	–	–	–
Subtotal	–	**700**	**300**	**1,200**	**400**	**1,400**	**700**	**1,200**	***1,000***	***2,000***	***1,800***	***300***	***1,400***	***3,200***	***1,000***	–
Total additional equipped space	**400**	**2,600**	**3,600**	**3,000**	**3,300**	**2,900**	**1,900**	**3,600**	***1,000***	***5,600***	***3,600***	***5,200***	***8,600***	***5,100***	***1,000***	–
	9,600 sqm in 2016				**11,700 sqm in 2017**				**15,400 sqm in 2018E**				**14,700 sqm in 2019E**			

(1) *Excludes acquisition of Interxion Science Park.*
(2) *Figures rounded to nearest net 100 sqm for each country unless otherwise noted. Totals may not add due to rounding.*
(3) *Future expansion additions based on announced schedule, which is subject to change; additions scheduled for the first half of the year are noted in the second quarter and additions scheduled for the second half of the year are noted in the fourth quarter.*
(4) *AMS2 exited in 1Q16.*

27

interxion

Space Analysis by Country[1]

Space figures in square metres	Data Centres in Operation / under Construction	Maximum Equippable Space in Country[2] (incl DC's under construction)	Equipped Space in Country	Equipped Space Under Construction in Country[3]	Unequipped Space Available for Development	Land Owned / Leased for Future Data Centre Development
Big 4						
France	9	32,800	23,400	700	8,700	✓
Germany	15	35,100	27,700	7,300	100	✓
Netherlands	7	27,900	22,700	0	5,200	✓
UK	3	8,700	6,900	1,800	0	
Subtotal	**34**	**104,500**	**80,700**	**9,800**	**14,000**	
Rest of Europe						
Austria	2	11,300	9,300	1,300	700	✓
Belgium	1	5,100	5,000	0	100	✓
Denmark	2	5,400	4,900	0	500	✓
Ireland	3	5,800	4,600	1,200	0	✓
Spain	2	5,700	5,700	0	0	✓
Sweden	5	7,300	5,400	0	1,900	
Switzerland	1	7,100	6,900	0	200	
Subtotal	**16**	**47,600**	**41,800**	**2,500**	**3,300**	
Total	**50**	**152,100**	**122,500**	**12,300**	**17,300**	

Note: Figures rounded to nearest net 100 sqm for each country unless otherwise noted. Totals may not add due to rounding. As of 31 December 2017. Expansions announced after the end of the quarter are excluded.

(1) All figures listed exclude Interxion Science Park.

(2) Maximum Equippable Space (incl DC's under construction) = Equipped Space + Under Construction Space + Unequipped Space.

(3) Future expansion additions based on announced schedule, which is subject to change; excludes expansions announced after the end of the period.

28

interxion

Pan-European Data Centre Portfolio(1)

	Location	Owned / Leased	Build Out Status(2)	Maximum Equippable Space (sqm)(3)(4)	Location	Owned / Leased	Build Out Status(2)	Maximum Equippable Space (sqm)(3)(4)
Big 4	**France**				**Netherlands**			
	MRS1	Owned	Expanding	6,400	AMS1	Leased	Fully	600
	MRS2	Leased	Expanding	4,400	AMS3	Owned	Fully	3,000
	PAR1	Leased	Fully	1,400	AMS4	Leased	Fully	NM (6)
	PAR2	Leased	Fully	2,900	AMS5	Leased	Fully	4,300
	PAR3	Owned	Fully	1,900	AMS6	Owned	Fully	4,400
	PAR4	Leased	Fully	1,300	AMS7	Finance Lease(5)	Fully	7,600
	PAR5	Owned	Fully	4,000	AMS8	Finance Lease	Expanding	7,900
	PAR6	Leased	Fully	1,300	**UK**			
	PAR7	Finance Lease (5)	Expanding	9,300	LON1	Leased	Fully	5,400
					LON2	Leased	Fully	1,500
					LON3	Leased	Under Construction	1,800
	Germany							
	DUS1	Leased	Fully	3,300	FRA6	Leased	Fully	2,200
	DUS2	Leased	Expanding	1,200	FRA7	Leased	Fully	1,500
	FRA1	Leased	Fully	500	FRA8	Owned	Fully	3,700
	FRA2	Leased	Fully	1,100	FRA9	Leased	Fully	800
	FRA3	Leased	Fully	2,200	FRA10	Owned	Expanding	4,800
	FRA4	Leased	Fully	1,400	FRA11	Owned	Expanding	4,800
	FRA5	Leased	Fully	1,700	FRA12	Leased	Expanding	1,100
					FRA13	Owned	Under Construction	4,900
ROE	**Austria**				**Spain**			
	VIE1	Owned	Fully	4,700	MAD1	Leased	Fully	4,000
	VIE2	Owned	Expanding	6,500	MAD2	Leased	Fully	1,700
	Belgium				**Sweden**			
	BRU1	Owned	Fully	5,100	STO1	Leased	Fully	1,900
	Denmark				STO2	Leased	Expanding	1,200
	CPH1	Leased	Fully	3,700	STO3	Leased	Fully	900
	CPH2	Owned	Expanding	1,600	STO4	Leased	Fully	1,100
					STO5	Leased	Expanding	2,200
	Ireland				**Switzerland**			
	DUB1	Leased	Fully	1,100	ZUR1	Leased	Expanding	7,100
	DUB2	Leased	Fully	2,300				
	DUB3	Owned	Expanding	2,300				
Total								**152,100**

Note: Totals may not add due to rounding.
(1) Excludes Interxion Science Park.
(2) Built Out Status as of 1 January 2016, consistent with slide 14.
(3) As of 31 December 2017.
(4) Not included in Maximum Equippable Space, Interxion owns or leases land for data centre development in Copenhagen, Dublin, Frankfurt, Madrid, Marseille and Paris.
(5) Purchase options have been exercised, though not yet closed.
(6) Maximum equippable space for AMS4 is included in the maximum equippable space of AMS1.

Totals:	#	sqm	%
Owned	14	58,300	38%
Finance Lease	3	24,800	16%
Operating Lease	33	69,000	45%
Total	**50**	**152,100**	**100%**

29

Non-IFRS Reconciliation Note: Figures rounded to nearest net € 0.1 million. Totals may not add due to rounding. (1) Includes € 31.0 million in one time charges related to debt refinancing. € in millions (except as noted) 2010 2011 2012 2013 2014 2015 2016 2017 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q Net income (4.7) 4.0 5.9 9.5 2.8 5.2 6.9 10.6 8.7 8.7 8.6 5.6 7.0 6.6 (16.5)(1) 9.8 10.4 8.3 9.0 7.4 4.4 21.6 10.4 12.1 10.2 9.2 10.5 10.0 10.8 10.3 10.1 11.0 Income tax expense / (benefit) 1.2 2.9 1.6 (3.2) 2.3 2.3 3.2 1.9 3.9 4.1 4.3 3.5 3.4 3.1 (4.1) 3.7 4.2 3.9 3.9 3.5 2.4 8.2 4.7 2.6 4.7 4.2 4.5 3.0 3.3 3.7 4.1 3.7 Profit / (loss) before taxation (3.5) 6.9 7.5 6.3 5.1 7.5 10.1 12.6 12.6 12.9 12.8 9.1 10.3 9.7 (20.6) 13.4 14.6 12.2 12.8 10.8 6.8 29.8 15.2 14.7 14.9 13.4 15.0 13.1 14.1 14.1 14.2 14.7 Net finance expense 13.5 4.8 5.1 6.1 6.6 6.0 5.3 5.0 4.4 3.9 3.8 5.7 6.5 7.3 38.1(1) 5.6 5.4 7.5 7.0 8.0 6.6 7.9 6.4 8.1 8.0 10.2 8.6 9.5 10.3 10.9 10.8 12.3 Operating profit 10.0 11.7 12.6 12.4 11.7 13.5 15.3 17.5 17.1 16.7 16.6 14.8 16.8 17.1 17.5 19.0 20.0 19.7 19.8 18.8 13.4 37.7 21.6 22.8 22.9 23.5 23.6 22.6 24.4 25.0 25.0 27.0 Depreciation, amortisation and impairments 7.2 7.5 7.8 8.6 8.5 9.6 9.1 8.4 9.7 10.2 11.0 13.1 14.0 14.9 15.2 13.5 14.0 14.9 16.0 17.3 18.2 19.6 20.3 20.2 21.5 22.0 22.1 24.2 24.2 27.2 27.8 29.1 Share-based payments 0.3 0.4 0.4 0.6 0.3 0.3 0.7 1.3 0.7 0.9 1.2 2.6 1.0 0.8 1.1 1.3 0.6 2.1 1.5 2.3 2.2 1.8 1.7 1.5 1.4 1.3 1.8 1.8 2.0 1.6 1.8 1.5 Increase/(decrease) in provision for onerous lease contracts 0.1 0.1 0.1 (0.1) 0.0 ‒ ‒ ‒ ‒ ‒ ‒ 0.8 ‒ ‒ ‒ ‒ ‒ (0.8) ‒ ‒ (0.1) ‒ (0.1) ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ IPO transaction costs ‒ ‒ ‒ ‒ 1.7 ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ M&A transaction break fee income ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ (20.9) ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ M&A transaction costs ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ 0.3 6.9 3.9 0.5 0.6 0.2 0.5 0.9 0.8 0.8 0.6 1.6 1.6 Income from sub-leases on unused data centre sites (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.0) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) ‒ ‒ ‒ ‒ ‒ ‒ (0.1) Increase/(decrease) in provision for site restoration ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ (0.2) ‒ ‒ ‒ ‒ Adjusted EBITDA 17.4 19.6 20.8 21.4 22.2 23.3 25.0 27.1 27.3 27.8 28.7 31.2 31.7 32.7 33.7 33.8 34.5 35.9 37.3 38.7 40.6 42.0 43.7 44.9 45.9 47.3 48.3 49.3 51.3 54.3 56.2 59.1

interxion

Reconciliation to Segment Adjusted EBITDA

€ in millions	2015				2016				2017			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
BIG 4												
Operating profit	**19.5**	**20.3**	**21.7**	**21.7**	**21.7**	**22.4**	**21.9**	**21.6**	**24.0**	**24.8**	**24.2**	**28.2**
Depreciation, amortisation and impairments	11.7	12.5	13.1	13.0	14.3	14.5	14.8	16.5	15.9	18.1	18.8	19.9
Share-based payments	0.3	0.5	0.4	0.2	0.3	0.1	0.1	0.3	0.3	0.2	0.4	0.1
Increase/(decrease) in provision for onerous lease contracts	(0.1)	–	(0.1)	–	–	–	–	–	–	–	–	–
Income from sub-leases on unused data centre sites	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	–	–	–	–	–	–	(0.1)
Increase/(decrease) in provision for site restoration	–	–	–	–	–	–	–	(0.2)	–	–	–	–
Adjusted EBITDA	**31.4**	**33.2**	**34.9**	**34.8**	**36.2**	**37.0**	**36.8**	**38.2**	**40.2**	**43.1**	**43.4**	**48.1**
ROE												
Operating profit	**13.3**	**13.2**	**13.5**	**14.4**	**15.3**	**15.1**	**16.0**	**16.1**	**16.7**	**16.4**	**18.3**	**18.5**
Depreciation, amortisation and impairments	5.4	5.9	6.1	6.2	6.1	6.4	6.3	6.6	7.0	7.4	7.5	7.5
Share-based payments	0.2	0.2	0.2	0.2	0.1	0.1	0.1	0.1	(0.0)	0.2	0.1	0.1
Adjusted EBITDA	**19.0**	**19.3**	**19.8**	**20.8**	**21.5**	**21.6**	**22.4**	**22.7**	**23.7**	**24.0**	**25.9**	**26.1**
CORPORATE & OTHER												
Operating profit/(loss)	**(19.4)**	**4.2**	**(13.6)**	**(13.3)**	**(14.1)**	**(13.9)**	**(14.3)**	**(15.1)**	**(16.3)**	**(16.2)**	**(17.5)**	**(19.6)**
Depreciation, amortisation and impairments	1.1	1.1	1.1	1.0	1.0	1.1	1.0	1.2	1.3	1.7	1.5	1.6
Share-based payments	1.7	1.1	1.1	1.1	1.0	1.1	1.6	1.4	1.7	1.1	1.2	1.3
M&A transaction costs	6.9	3.9	0.5	0.6	0.2	0.5	0.9	0.8	0.8	0.6	1.6	1.6
M&A transaction break fee income	–	(20.9)	–	–	–	–	–	–	–	–	–	–
Adjusted EBITDA	**(9.7)**	**(10.6)**	**(11.0)**	**(10.7)**	**(11.8)**	**(11.2)**	**(10.8)**	**(11.7)**	**(12.5)**	**(12.8)**	**(13.1)**	**(15.1)**

Note: Figures rounded to nearest net € 0.1 million. Totals may not add due to rounding.

31

Adjusted EBITDA: We define Adjusted EBITDA as Operating Income adjusted for depreciation, amortization and impairments, share-based payments, income or expense related to the evaluation and execution of potential mergers or acquisitions and adjustments related to terminated and unused data centre sites. In certain circumstances, we may also adjust for gains or losses that management believes are not representative of our current ongoing performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses (e.g., Dutch crisis wage tax, IPO transaction costs) Adjusted diluted earnings per share: Adjusted diluted earnings per share amounts are determined on adjusted net profit Adjusted net profit: We define adjusted net profit as net profit adjusted to exclude income or expense related to the evaluation and execution of potential mergers or acquisitions, adjustments to provisions which are not reflective of our ongoing performance, and adjustments related to capitalised interest. In certain circumstances, we may also adjust for gains or losses that management believes are not representative of our current ongoing performance. Examples of this would include: adjusting for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses (e.g., Dutch crisis wage tax, IPO transaction costs) Big 4: France, Germany, the Netherlands and the UK CAGR: Compound Annual Growth Rate Capital expenditures including intangible assets: Represent payments to acquire property, plant & equipment and intangible assets as recorded on our consolidated statement of cash flows as "Purchase of property, plant and equipment" and "Purchase of intangible assets”, respectively. Investments in intangibles assets include power grid rights and software development Cash generated from operations: net cash flows from operating activities, excluding interest and corporate income tax payments and receipts. Cash ROGIC: Cash Return on Gross Invested Capital (Cash ROGIC) defined as (Adjusted EBITDA less maintenance and other capex) divided by {Average of opening and closing (gross PP&E plus gross intangible assets plus gross goodwill)} Constant Currency: Measurements of the given metric that eliminate the effects of foreign currency rate fluctuations. To calculate this information, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the comparative period rather than the actual exchange rates in effect during the respective periods.  Corporate and Other: Unallocated items comprised of mainly general and administrative expenses, assets and liabilities associated with our headquarters operations, provisions for onerous contracts (relating to the discounted amount of future losses expected to be incurred in respect of unused data centre sites over the term of the relevant leases) and revenue and expenses related to those onerous contracts, loans and borrowings and related expenses and income tax assets and liabilities Definitions CDNs: Content Distribution Networks Churn: Contracted Monthly Recurring Revenue which came to an end during the month as a percentage of the total contracted Monthly Recurring Revenue at the beginning of the month. Churn is calculated as a monthly average over the last 12 months. Customer Available Power: The current installed electrical customer capacity Equipped Space: The amount of data centre space that, on the relevant date, is equipped and either sold or could be sold, without making any significant additional investments to common infrastructure IAAS: Infrastructure as a Service LTM or Last Twelve Months: Twelve month period ended 31 December 2017, unless otherwise noted MW: Megawatts Organic Constant Currency: Measurements of the given metric that eliminate the effects of foreign currency rate fluctuations and the impact of acquisitions PAAS: Platform as a Service Recurring cross connect revenue: Revenue incurred from cross connects under a monthly recurring contract SAAS: Software as a Service SQM: Square metres Recurring ARPU: Monthly recurring revenue per square metre calculated as {reported recurring revenue in the quarter divided by 3} divided by {sum of prior and current quarter end reported revenue generating space divided by 2} Recurring Revenue: Revenue incurred from colocation and associated power charges, office space, amortised set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites Rest of Europe / ROE: Austria, Belgium, Denmark, Ireland, Spain, Sweden, and Switzerland Revenue Generating Space: the amount of Equipped Space that is under contract and billed on the relevant date Utilisation Rate: on the relevant date, Revenue Generating Space as a percentage of Equipped Space. Some Equipped Space is not fully utilised due to customers' specific requirements regarding the layout of their equipment. In practice, therefore, Utilisation Rate does not reach 100% YTM: Yield to maturity interxion

Interxion Leadership

- **David Ruberg,** *Chief Executive Officer*
- **Richard Rowson,** *Interim Chief Financial Officer*
- **Giuliano Di Vitantonio,** *Chief Marketing & Strategy Officer*
- **Jan-Pieter Anten,** *SVP, Human Resources*
- **Jaap Camman,** *SVP, Legal*
- **Adriaan Oosthoek,** *SVP, IT & Operations Support*

Investor Relations
Jim Huseby, *VP, Investor Relations*
T: +1 813 644 9399
E: ir@interxion.com

Sell-Side Analyst Coverage

- **Bank of America Merrill Lynch,** *Michael Funk*
- **Barclays Capital,** *Amir Rozwadowski*
- **Citi,** *Mike Rollins*
- **Cowen,** *Colby Synesael*
- **Guggenheim,** *Rob Gutman*
- **Oppenheimer,** *Tim Horan*
- **Raymond James,** *Frank Louthan*
- **RBC Capital Markets,** *Jon Atkin*
- **Sun Trust Robinson Humphrey,** *Greg Miller*
- **Wells Fargo,** *Jennifer Fritzsche*
- **William Blair,** *Jim Breen*

33